RECEIVED

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

March 8, 2007

07021814

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated March 8, 2007 [English translation].

dlw 3/15

Sumitomo Corporation
1-8-11 Harumi Chuo-ku Tokyo 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

To whom it may concern:

March 8, 2007

Sumitomo Corporation

Motoyuki Oka, President and CEO
Code No. 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact : Mitsuru Iba, General Manager,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Sumitomo Corporation Announces Acquisition of the Shares of Nissin Sugar Manufacturing Co., Ltd.

Sumitomo Corporation announces the acquisition of the shares of Nissin Sugar Manufacturing Co., Ltd. (Code No. 2116 Tokyo Stock Exchange (TSE), 2nd Section) as follows.

1.	Name of shares acquired	Nissin Sugar Manufacturing Co., Ltd.
2.	Total number of shares acquired	1,020,000shares
3.	Fixed date	March 1, 2007
4.	Change in our voting ratio	Before the acquisition, 18.09% After the acquisition, 20.13%

END